UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: "Alon Blue Square") announced today that Mr. David Wiessman, its Chief Executive Officer, Chief Operating Decision Maker (CODM) and a director, sold in an off-market transaction on December 17, 2014, an aggregate number of 699,100 of Alon Blue Square's ordinary shares, at a price of NIS 10.37 per share, for an aggregate consideration of NIS 7,249,667.

*  *  *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

December 18, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary